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                           OHIO STATE BANCSHARES, INC.
                                 EXHIBIT NO. 99

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     SAFE HARBOR UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
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         The Private Securities Litigation Reform Act of 1995 (the "Act")
provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. Ohio State Bancshares, Inc. ("Corporation") desires to take advantage of the "safe harbor" provisions of the Act. Certain information, particularly information regarding future economic performance and finances and plans and objectives of management, contained or incorporated by reference in the Corporation's Annual Report on Form 10-KSB for the year ended December 31, 1996 is forward-looking. In some cases, information regarding certain important factors that could cause actual results of operations or outcomes of other events to differ materially from any such forward-looking statement appear together with such statement. In addition, forward-looking statements are subject to other risks and uncertainties affecting the financial institutions industry, including, but not limited to, the following:

Interest Rate Risk
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         The Corporation's operating results are dependent to a significant degree on its net interest income, which is the difference between interest income from loans, securities and other interest-earning assets and interest expense on deposits, borrowings and other interest-bearing liabilities. The interest income and interest expense of the Corporation change as the interest rates on interest-earning assets and interest-bearing liabilities change. Interest rates may change because of general economic conditions, the policies of various regulatory authorities and other factors beyond the Corporation's control. In a rising interest rate environment, loans tend to prepay slowly and new loans at higher rates increase slowly, while interest paid on deposits increases rapidly because the terms to maturity of deposits tend to be shorter than the terms to maturity or prepayment of loans. Such differences in the adjustment of interest rates on assets and liabilities may negatively affect the Corporation's income.

Adequacy of the Allowance for Loan Losses
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         The Corporation maintains an allowance for loan losses based upon a number of relevant factors, including, but not limited to, trends in the level of nonperforming assets and classified loans, current and anticipated economic conditions in the primary lending area, past loss experience, possible losses arising from specific problem loans and changes in the composition of the loan portfolio. While the Board of Directors of the Corporation believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in material adjustments, and net earnings could be significantly adversely affected if circumstances differ substantially from the assumptions used in making the final determination.



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         Loans secured by one- to four-family residential real estate are generally considered to involve less risk of loss than other loans in the portfolio due, in part, to the effects of general economic conditions. The repayment of commercial loans generally depends upon the cash flow from the operation of the business or property, which may be negatively affected by national and local economic conditions. The risk of default on installment and credit card loans increases during periods of recession, high unemployment and other adverse economic conditions. When consumers have trouble paying their bills, they are more likely to pay mortgage loans than consumer loans. In addition, the collateral securing such loans, if any, may decrease in value more rapidly than the outstanding balance of the loan.

Competition
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The Marion Bank ("Bank") competes for deposits with other commercial banks, savings associations and credit unions and issuers of commercial paper and other securities, such as shares in money market mutual funds. The primary factors in competing for deposits are interest rates and convenience of office location. In making loans, The Bank competes with other, commercial banks, savings associations, consumer finance companies, credit unions, leasing companies, mortgage companies and other lenders. Competition is affected by, among other things, the general availability of lendable funds, general and local economic conditions, current interest rate levels and other factors which are not readily predictable. The size of financial institutions competing with the Bank is likely to increase as a result of changes in statutes and regulations eliminating various restrictions on interstate and inter-industry branching and acquisitions. Such increased competition may have an adverse effect upon the Corporation.

Legislation and Regulation that may Adversely Affect the Corporation Earnings
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         As a state-chartered financial institution, the Bank is subject to extensive regulation by the Ohio Division of Financial Institutions and the Federal Deposit Insurance Corporation (the "FDIC") and is periodically examined by such regulatory agencies to test compliance with various regulatory requirements. As a bank holding company, the Corporation is also subject to regulation and examination by the Board of Governors of the Federal Reserve System. Such supervision and regulation of the Bank and the Corporation are intended primarily for the protection of depositors and not for the maximization of shareholder value and may affect the ability of the Corporation to engage in various business activities. The assessments, filing fees and other costs associated with reports, examinations and other regulatory matters are significant and may have an adverse effect on the Corporation's net earnings.

         The FDIC is authorized to establish separate annual assessment rates for deposit insurance of members of the Bank Insurance fund (the "BIF") and the Savings Association Insurance Fund (the "SAIF"). The FDIC has established a risk-based assessment system for both SAIF and BIF members. Under such system, assessments may vary depending on the risk the institution poses to its deposit insurance fund. Such risk level is determined by reference to the institution's capital level and the FDIC's level of supervisory concern about the institution.

         Because the reserves of the BIF exceeded the statutorily set minimum, assessments for healthy BIF institutions were significantly decreased in the last half of 1995 and were reduced to $ 2,000 per year for well-capitalized, well-managed banks, like the Bank, in 1996. Assessments paid by healthy institutions on deposits in the SAIF exceed that paid by healthy banks by approximately $ .23 per $ 100 in deposits in 1996.



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         Federal legislation that was effective September 30, 1996, provided for the recapitalization of the SAIF by means of a special assessment of $ .657 per $ 100 in deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. That legislation also required that BIF members begin to share the cost of prior thrift failures. As a result of the recapitalization of the SAIF and this cost sharing between BIF and SAIF members, FDIC assessments for well-capitalized, well-managed institutions during 1997 have been set at $
 .013 per $ 100 in BIF deposits and $ .064 per $ 100 in SAIF deposits. The recapitalization plan also provides for the merger of the SAIF and BIF effective January 1, 1999, assuming there are no savings associations under federal law. Under separate proposed legislation, Congress is considering the elimination of the federal thrift charter. The Corporation cannot predict the impact of the such legislation and the merger of the BIF and SAIF on the Corporation or the Bank until the legislation is enacted and the funds are merged.